Filed by Mission Resources Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Mission Resources Corporation

Subject Company Exchange Act File No.: 000-09498

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

MISSION RESOURCES

Moderator: Ann Kaesermann

May 10, 2005

10:00 am CT

Operator:	Good morning. My name is (Maryann) and I will be your conference facilitator. At this time I would like to welcome everyone to the Mission Resources first quarter earnings conference call.

All lines have been placed on mute to prevent any background noise. After the speaker’s remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the number one on your telephone keypad. If you would like to withdraw your question press star then the number 2 on your telephone keypad.

Thank you.

I will now turn the call over to Miss Ann Kaesermann, Vice President Accounting and Investor Relations.

Miss Kaesermann, you may begin your conference.

Ann Kaesermann:	Thank you. Good morning everyone. We’d like to welcome you to our first quarter 2005 conference call and webcast. Mission released a press release

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

announcing earnings this morning before the market opened. If you need a copy of the release, one is available through the investor relations page on our website at www.mrcorp.com. Or you can call our office at 713-495-3100 and we’ll fax you a copy.

Participating with me on the call today are Bob Cavnar, Mission’s Chairman, President, and CEO, Rick Piacenti, Executive Vice President and Chief Financial Officer, Bill Picquet, Senior Vice President Operations and Engineering, and Jack Eells, Senior Vice President Exploration and Geoscience.

As you’ve come to expect we would like to make our safe harbor statement under the Private Securities Litigation Reform Act of 1995. Statements made today regarding Mission’s business which are not historical facts are forward-looking statements that involve risks and uncertainties. For discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see risk factors in the company’s form 10-KA for December 31, 2004.

I’ll now pass the call over to Bob.

Bob Cavnar:	Thank you Ann. Good morning.

I have a few brief comments before turning the call over to the team. As all of you know, the first quarter was a very significant one for Mission on multiple fronts.

First, at the beginning of April, we agreed to be acquired by Petrohawk Energy Corporation. This transaction is moving along well with the S-4 now being reviewed by the SEC. Rick will have a few comments about that in a few minutes.

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

For me, the sale of Mission to Petrohawk was a natural next step in the life of our company. It provides our shareholders with continued upside through ownership in the combined company. I believe the combination of these two companies will provide a number of advantages including a more concentrated geographic focus, greater cost savings, and greater potential for growth and production and reserves.

We still expect the closing of this transaction sometime during the third quarter.

On the operations and drilling side, we continue to be very successful in our efforts in all of our regions. Production is up significantly from year-end, currently running at about 77 million cubic feet a day equivalents right now. In our press release this morning we raised our guidance for the full year 2005 and Rick will give you a few more details on this during his part of the call.

Our exploration program is continuing on a successful track and we are expanding our development program as a result of these successes. Jack will give you details about what we are doing. Bill will also speak in a few minutes to bring you up to speed on our workover and recompletion programs and other operations that we have under way.

In the near term, we have a two-pronged focus. First, to continue executing our capital program with the same intensity that we have done so in the past. We are now beginning to plan follow up programs for our current successes in developing new prospects. Our second focus will be getting the Petrohawk transaction closed as soon as possible. We are working with our various counterparts at Petrohawk to provide a smooth transition once this transaction has been approved.

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

I’ll now turn the call over to Jack to talk about our exploration program. Jack?

Jack Eells:	Thank you Bob and good morning everyone.

As you will hear in detail in a minute, we are having excellent results so far this year with our 2005 drilling program. I’d like to take this opportunity to give credit where it’s due. And that’s to our team of geoscientists, our land drilling and engineering staffs, and all the support personnel here at Mission. I’d like to thank all of these people for their outstanding work.

Now on to some results. I’ll start with our Lions-Wilcox field in Goliad County Texas. This is a reminder and as reported during our last call we completed the Weise #1 in late January of this year, blowing at a gross rate of up to 14.5 million cubic feet of gas per day. We are still producing it at this rate and the well has already made 700 million cubic feet of gas.

The Dehnert #1 well, the first offset to the Weise has been completed in the lower Wilcox in the interval from 14,220 to 14,250 feet and is producing to sales of 12 million cubic feet of gas per day. Mission has about a 26% net revenue interest in this well.

The Weise #2, a westerly offset to the Weise one encountered nine gas bearing sands with total gross interval of 500 feet in the lower Wilcox below 13,700 feet. The first stage of a multiple zone fract completion has been completed. This lowest zone was perforated and fract from a gross interval between 15,060 and 15,635 feet and flowed at a sustained rate of 2 million

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

cubic feet of gas per day. It will be open for commingled production with the remaining upper zones, which based on logs and core measurements indicate better reservoir quality. Mission has approximately 23% net revenue interest in this well.

The Buckner Foundation #1 was drilled to a total depth of 15,700 feet and production casing has been set to total depth. Facilities and pipeline installations are nearing completion and completion operations are scheduled to begin in mid-May with first production expected in early June. The Buckner encountered five gas-bearing sands in a gross interval of 458 feet in the lower Wilcox below 13,700 feet. Mission is the operator of this well and holds about 26% net revenue interest.

At the Simmons #1, a drilling liner has been set at 12,877 feet after encountering encouraging shows in the middle Wilcox section. This well has a projected total depth of 15,500 feet and we have approximately 26% net revenue interest in this well and will operate it subsequent to completion.

The (Right Materials) number three is an intermediate casing point at 10,175 feet on its way to a planned total depth of 16,000 feet. This well will test the same middle and lower Wilcox objectives found in the Buckner Foundation and Simmons well and a similar structural position. Our net revenue interest in the (Right Materials) is about 21%.

We have identified several additional development locations in Lions field and will continue our drilling program here through the third quarter of the year.

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

Now in Jefferson County Texas we are drilling below 6,500 feet at the Iles #2 programmed as an 11,500 foot offset to our Iles #1 well. Mission’s net revenue interest in both of these wells is approximately 49%.

At our Andromeda prospect in DeWitt County Texas, we are currently drilling the Mussleman one below 9,600 feet. This is a shallower zone test offsetting the (Berry) #1 well that we drilled last year with industry partners. You may recall that the (Berry) was completed flowing 8 million cubic feet of gas per day from three co-mingled zones between 14,386 feet to 15,490 feet.

The Mussleman will evaluate shallower lower Wilcox targets not penetrated by the (Berry) that are in the same track geometry as the productive sands in that well. Mission’s net revenue interest in this 14,500 foot test is 53%.

In Kleberg County Texas we are participating with industry partners in a scheduled 16,500 foot test of the lower (Vicksburg). The Smith #1 currently drilling below 9,000 feet will test a combination stratographic structural prospect analogous to the up dip southwest (Kingfield) field, which has current cumulative production of 61 billion cubic feet of gas equivalent and is still producing at 17 million cubic feet of gas equivalent per day. We have a 25% net revenue interest in this prospect.

Included in our current budget and scheduled for drilling later this year are two additional exploratory test wells. The (Doss) #1 is a 17,800 foot test of a freoamplitude anomaly in southern Matagorda County Texas. And in Colorado County we will drill a lower Wilcox test to 17,500 feet to evaluate a faulted up thrown structure near the northern end of the prolific providence city field. We intend to retain a 50% working interest in both of these prospects. Bill Picquet will now review our development program. Bill.

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

Bill Picquet:	Thanks Jack. And good morning.

It’s my pleasure to follow Jack’s discussion of our successful drilling program activity with an update on a very successful first quarter in our development activity. During the first quarter of 2005 we spent $32.2 million total capital. Of that total, 20.8 million was for development activity, 6.4 million for exploration, and 5 million for seismic data, land, and corporate assets.

To date in 2005 Mission has participated in the drilling of 33 development wells. Twenty of these wells were in the Permian Basin, 9 wells on the Gulf Coast, and 4 wells offshore in the Gulf of Mexico. Sixteen completed development wells were successful and 16 are currently in progress.

The development capital is further broken down as follows. Approximately 6.7 million was spent on workovers and recompletions and 14.1 million on development drilling, facility maintenance and other.

In the Permian Basin, our development program continues with emphasis at Jalmat and Waddell ranch. Additional activities were undertaken at Goldsmith and TXL. In Jalmat field, Lea County New Mexico, Mission owned approximately 79% net revenue interests and operates the field.

During the first quarter we invested 4.7 million in Jalmat on new drills and workover activity adding new fractioning to existing wells, predominantly in the Yates and 7-Rivers. In the first quarter, we drilled three new wells and completed workover operations on 13 wells. We added an aggregate of 1.5 million cubic feet equivalent per day and our current rate is 7 million cubic feet equivalent per day.

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

We have 12 additional locations for new drills in late 2005 and we continue to evaluate the field for future activities. Currently we have an inventory of over 100 additional opportunities.

At Waddell ranch in Crane County Texas we’ve drilled six new wells to date and completed 31 workovers in the field. Results have been excellent. The bulk of activity has been in the (Judkins) and San Angelo, and average results have been over 350 mcf per day equivalent gross in the (Judkins) per well. And about 675 mcf equivalent per day gross per well in San Angelo zone.

Our technical team has identified over 600 additional opportunities in the field for future activities. Mission holds an approximate 11% revenue interest in this field.

At Goldsmith in Ector County Texas we drilled 7 development wells. Two of these wells have been completed for an average of 225 mcf equivalent per day on initial production tests. The remaining five wells are awaiting completion. Mission holds a net revenue interest ranging from 25% to 37% in this field.

In TXL North unit in Ector County Texas we continue development drilling to the Clearfork Tubb formation at 5,600 feet. We’ve drilled two wells here and both are awaiting completion. Mission holds an approximate 25% net revenue interest in this field.

Our Gulf Coast onshore development activities were focused in West Lake Verrett, North Leroy, and Redell fields. Activities at West Lake Verrett during the first quarter included three new drills and nine workovers. The program is complete with 89% success on workovers and two successful drill wells. The total added initial gross rates for these successes was 8,400 mcf per day equivalent. Mission is the operator of this field with an approximate 88% net revenue interest.

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

Mission’s success continued in the North Leroy field in Vermillion Parish Louisiana where we own an approximate 52% net revenue interest in the (Henry) unit.

The Ledoux #1 was drilled in the first quarter and completed early in the second quarter. This follow up to our 2004 success at the (LeBlanc) #1 was turned to sales on May 1 and we’re currently producing over 5 million cubic feet per day gross rates.

In Evangeline Parish Louisiana at Redell field we’re continuing our successful development program. The Coreil #2 began producing sales in early April and is currently producing 2 million cubic feet equivalent per day from the upper Wilcox. (Hardy O) #1 was turned to sales at a gross rate of 4.65 million cubic feet equivalent per day also from the upper Wilcox.

The Pardee Q #1 is currently drilling below 7,100 feet and will be drilled to the upper Wilcox with a proposed TDU of 11,520 feet TBD. Mission holds the same interest in these three wells, approximately 11% net revenue interest.

Pardee N one was drilled to a TD of 13,700 feet and logged in an estimated 150 feet of pay in the middle and lower Wilcox and the N one will be completed after the Pardee Q one drilling operation is completed.

Both wells are drilled from the dame surface location, and Mission holds an approximate 11% net revenue interest in the Pardee N #1. Additional work is planned in the program for later in the year.

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

In the Gulf of Mexico, and the Highland (A552) field, Mission drilled the Highland (A553) number four test to TD at 5500 feet during the first quarter, and subsequently completed the well in the 5500-foot sand. The well tested at a restricted rate of 3 million cubic feet equivalent per day. This (sub-C) completion is awaiting installation of the flow line and umbilical later this summer. Mission is the operator of the field and holds an approximately 30% net revenue interest.

I’ll now turn the call over to Rick to discuss our financial results.

Rick Piacenti:	Thanks, (Bill).

I’m going to talk about our first quarter 2005 financial results, and then give some updated guidance for the full year. Then we’ll open up the call for questions.

Once again our press release this morning contains a reconciliation for all non-GAAP measures.

Net income for the first quarter was $2.8 million, or approximately six cents per diluted share, compared to $360,000 or one cent per diluted share in the first quarter last year. This improvement was primarily the result of increased commodity prices, combined with lower interest expense, partially offset by increased operating and general administrative expenses.

Our average realized oil price for the first quarter was $38.07 per barrel, which was a 38% increase over the $27.54 a barrel realized for the same period last year. Our average realized natural gas price was $5.86 per MCF, which was a 6% increase over the $5.52 per MCF realized in the first quarter 2004.

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

We expect to have an increase in our realized oil price in the second quarter, as our hedge positions are approximately $4 per barrel higher than they were in the first quarter.

Interest expense was reduced by almost $2 million over the same period last year, primarily as a result of the refinancing completed last April. We expect to have interest expense average approximately $4 million per quarter going forward.

Operating expenses increased approximately $1 million in the first quarter this year, compared to the previous year. This increased was caused primarily by a large number of work over projects that were completed during the first quarter this year. These projects are charged to expense rather than our full cost pool.

General administrative expenses increased primarily from costs related to our Sarbanes-Oxley implementation. It is now apparent that the cost of remaining Sarbanes-Oxley compliant will permanently increase general administrative costs.

In light of the pending merger with Petrohawk, we’ve made the decision not to implement conversion to the suite of (ENP) software systems we have been working on for over a year. As a result we will recognize in the second quarter of 2005 a one-time charge of approximately $1.8 million.

We had a very busy first quarter making up for the rig delays in the fourth quarter last year, combined with a front-loaded capital budget in 2005. We spent more than $32 million in the first quarter, which includes $6 million of projects carried over from last year. The production results from this successful program will begin to be evident in the second quarter.

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

Production for the first quarter averaged almost $63 million cubic feet equivalent per day. Our production has been ramping up quickly, and currently is approximately 77 million cubic feet equivalent per day. We expect our second quarter production to average between 71 and 76 million cubic feet equivalent per day, and are increasing our full-year guidance to between 75 and 80 million cubic feed equivalent per day.

I want to emphasize that all the production increases come from our capital program, and not from acquisitions.

Finally, discretionary cash flow increased approximately 43%, to over $16 million in the first quarter compared to the same period last year.

As a result of the front-loaded capital program, we had a slight increase in our long-term debt of $3 million to $173 million in the first quarter.

In our press release this morning we have given updated guidance using a price (tick) for the remainder of the year of $40 per barrel for oil and $6 per MCF of gas. At those prices, and using the mid-point of our full-year guidance, and including the additional expense items I’ve already talked about, we now expect discretionary cash flow to be approximately $89 million compared to our previous guidance of $82.

And last, on April 28, 2005 we filed with the FTC the Petrohawk Mission joint proxy prospectus. As anticipated, we were notified by the SEC that the agency will conduct a full review of our filing. We continue to anticipate that the merger will close in the third quarter of 2005.

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

And with that I will now open up the call to questions.

Operator:	At this time I would like to remind everyone, if you would like to ask a question press star then the number one on your telephone keypad.

We’ll pause for just a moment to compile the Q&A roster.

Again, if you would like to ask a question press star then the number one on your telephone keypad.

We are queuing up the list; please hold for your first question.

Your first question comes from Van Levy of Dahlman Rose.

Van Levy:	Good morning; how are you?

Men:	Good morning.

Van Levy:	Congratulations on your numbers. It looks like you really beat your estimates.

Can you give us a sense - you said you were at 77 million a day now. You’ve raised your full year to 75-80. Could you give us a sense in those numbers where Q3 and Q4 production levels are implied?

Rick Piacenti:	They’ll be in the 80’s.

Van Levy:	Okay. Because it looks like, if you’re 77 today, that you may - you know, and you keep on in the same path, you may have to continue to raise this projection for the year.

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

Rick Piacenti:	Well remember we had 63 million a day in the first quarter. So we have to do - we have to go some to make up for that.

Van Levy:	Okay. And the capex. Can you lay that out by quarter for the remainder of the year?

Rick Piacenti:	Well we’ve - we’ll spend, you know, 60-70% of our capital in the first half of the year. And we have a capital budget currently of $71 million for this year plus $6 million in carryover from ‘04. So our current capital budget is at $77 million. We’ll evaluate based on the success of potentially raising that later.

Van Levy:	Okay. And can you give me a sense in the second/third quarter where you think you’ll get your greatest bang for your buck in terms of drilling near production adds?

Rick Piacenti:	Well we’ve been working the Lions field, you know, rather hard. And so we have production from there. And then basically if you go back over Jack’s program you can see where we’re drilling.

Man:	Yes, primarily Gulf Coast.

Van Levy:	Okay. Great. Thank you very much.

Rick Piacenti:	Thanks, Van.

Operator:	Again, if you would like to ask a question press star then the number one on your telephone keypad. We’ll pause again to compile the Q&A roster.

MISSION RESOURCES

Moderator: Ann Kaesermann

05-10-05/10:00 am CT

Confirmation # 5774770

At this time there are no further questions. Mr. Cavnar, are there any closing remarks?

Bob Cavnar:	Only that we will talk to you either close to closing of the Petrohawk acquisition of Mission or our second quarter call if we’re still working on the acquisition. Thank you very much.

Operator:	Thank you. This concludes today’s Mission Resources first quarter earnings conference call. You may now disconnect.

END